Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-130920

PROSPECTUS

                           BIOPHAN TECHNOLOGIES, INC.


                                13,281,692 Shares


                                  Common Stock

                             ----------------------


This prospectus relates to 13,281,692 shares of our Common Stock that may be sold from time to time by the selling stockholders as follows:

      o by SBI Brightline XI, LLC, up to 10,000,000 shares of our Common Stock issuable pursuant to a Stock Purchase Agreement dated May 27, 2005;

      o by Boston Scientific Scimed, Inc., 1,653,193 shares of our Common Stock acquired pursuant to an Investment Agreement dated June 30, 2005;

      o by Biomed Solutions, LLC, 1,209,209 shares of our Common Stock issued or issuable pursuant to a Convertible Promissory Note and Warrants dated May 27, 2005;

      o by 2 entities each of which were issued 100,000 shares of our Common Stock in connection with our acquisition of Biophan Europe, GmbH;

      o by 13 individuals, an aggregate of 219,290 shares of our Common Stock issuable upon exercise of outstanding Warrants; and

----------------

This offering is not being underwritten. The selling stockholders may offer the shares through public or private transactions at the market price for our Common Stock at the time of the sale, a price related to the market price, a negotiated price or such other prices as the selling stockholders determine from time to time. See "Plan of Distribution" beginning on page 13.

All of the net proceeds from the sale of these shares of Common Stock will go to the selling stockholders. We will not receive any proceeds from sales of these shares. We will bear the costs relating to the registration of these shares.

Our Common Stock is quoted on the Nasdaq OTC Bulletin Board under the symbol "BIPH". On May 15, 2006, the last reported sale price on the Nasdaq OTC Bulletin Board for our Common Stock was $1.30 per share.

You should read this prospectus carefully before you invest.

Investing in our Common Stock involves substantial risks. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May 18, 2006.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Summary                                                                        4

Risk Factors                                                                   4

Forward-Looking Statements                                                     7

Use of Proceeds                                                                8

Selling Stockholders                                                           8

Plan of Distribution                                                          11

Legal Matters                                                                 11

Experts                                                                       11

Where You Can Find More Information                                           12

Incorporation of Documents by Reference                                       12

Disclosure of Commission Position on Indemnification for Securities Act
Liabilities                                                                   13

                           BIOPHAN TECHNOLOGIES, INC.

                                     SUMMARY

Biophan is an early-stage research and development company. Our primary mission is to develop and commercially exploit technologies for improving the performance, and the corresponding competitiveness, of biomedical devices and pharmaceutical compounds manufactured by third party companies. We do not employ our own distribution but rather rely on that of the larger biomedical device manufacturers. We build strong intellectual property "patent thickets" around vertically oriented markets within the medical technology sector.

We possess technologies for enabling biomedical devices, both implantable and those used in diagnostic and interventional procedures, to be safe (do not harm the patient or physician) and compatible (allow effective imaging of the device and its surrounding tissue) with MRI (magnetic resonance imaging). We have also developed technologies for improving MRI contrast agents; technologies for improved drug elution and drug delivery systems, including an MRI safe and image compatible ceramic motor; a system for generating power for implantable devices from body heat, and a series of implantable devices including an MRI-visible vena cava filter.

We incorporated on August 1, 1968 and began our current line of business on December 1, 2000. From that date through our fiscal year ended February 28, 2006, we have incurred cumulative net losses of $31,800,303. Since December 1, 2000, we have relied almost entirely on sales of our securities and loans to fund our operations.

In this prospectus, the terms "Biophan", "Company", "we", "us" and "our" refer to Biophan Technologies, Inc. and its wholly-owned subsidiaries. We are incorporated in the State of Nevada. Our principal executive offices are located at 150 Lucius Gordon Drive, Suite 215, West Henrietta, New York 14586 and our telephone number is (585)-214-2441.

This prospectus relates to 13,281,692 shares of our Common Stock that may be sold from time to time by the selling stockholders named in this prospectus. The stockholders are identified in the section headed "Selling Stockholders." We will not receive any of the proceeds from the resale of these shares.

                                  RISK FACTORS

You should carefully consider the risks described below before making an investment decision regarding our securities. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our securities could decline and you could lose all or part of your investment. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

WE ARE A NEW BUSINESS WITH A LIMITED OPERATING HISTORY AND ARE NOT LIKELY TO SUCCEED UNLESS WE CAN OVERCOME THE MANY OBSTACLES WE FACE.

We are an early-stage research and development company with limited prior business operations and no material revenues to date. We are presently engaged in the development of certain technologies for use with medical procedures and biomedical devices. Because of our limited operating history, you may not have adequate information on which you can base an evaluation of our business and prospects. To date, our efforts have been devoted primarily to the following:

      o     organizational activities;

      o     developing a business plan;

      o     obtaining funding;

      o conducting research and working toward the ultimate successful development of our technologies;

      o     aggressively patenting our intellectual property;

      o     licensing technology from third parties related to our business; and

      o     marketing to major biomedical device manufacturers.

In order to establish ourselves in the medical device market, we are dependent upon continued funding and the successful development and marketing of our products. You should be aware of the increased risks, uncertainties, difficulties and expenses we face as a research and development company and that an investment in our common stock may be worthless if our business fails.

IF WE ARE UNABLE TO GENERATE SUFFICIENT REVENUES IN THE FUTURE, WE MAY NOT BE ABLE TO CONTINUE OUR BUSINESS.

We are still in our formative and development stage. As an investor, you should be aware of the difficulties, delays and expenses normally encountered by an enterprise in its development stage, many of which are beyond our control, including unanticipated research and developmental expenses, employment costs, and administrative expenses. We cannot assure our investors that our proposed business plans as described in this prospectus will materialize or prove successful, or that we will ever be able to finalize development of our products or operate profitably. If we cannot operate profitably, you could lose your entire investment. As a result of the start-up nature of our business, initially we expect to sustain substantial operating expenses without generating significant revenues.

WE HAVE A HISTORY OF LOSSES AND A LARGE ACCUMULATED DEFICIT AND WE EXPECT FUTURE LOSSES THAT MAY CAUSE OUR STOCK PRICE TO DECLINE.

For the fiscal years ended February 28, 2006 and 2005 and February 29, 2004, we incurred net losses of $14,315,029, $5,793,547, and $3,718,570, respectively. We expect to continue to incur losses as we spend additional capital to develop and market our technologies and establish our infrastructure and organization to support anticipated operations. We cannot be certain whether we will ever earn a significant amount of revenues or profit, or, if we do, that we will be able to continue earning such revenues or profit. Also, our current economic weakness may limit our ability to develop and ultimately market our technologies. Any of these factors could cause our stock price to decline and result in you losing a portion or all of your investment.

OUR INABILITY TO RETAIN AND ATTRACT KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

We believe that our future success will depend on the abilities and continued service of certain of our senior management and executive officers, particularly our President and CEO and those persons involved in the research and development of our products. If we are unable to retain the services of these persons, or if we are unable to attract additional qualified employees, researchers and consultants, we may be unable to successfully finalize and eventually market our medical devices and other products being developed, which will have a material adverse effect on our business.

OUR RESEARCH AND DEVELOPMENT EFFORTS MAY NOT RESULT IN COMMERCIALLY VIABLE PRODUCTS, WHICH COULD RESULT IN A DECLINE OF OUR STOCK PRICE AND A LOSS OF YOUR INVESTMENT.

Our technologies are in the development stage. Further research and development efforts will be required to develop these technologies to the point where they can be incorporated into commercially viable or salable products. We have set forth in this prospectus our proposed research and development program as it is currently conceived. We cannot assure you, however, that this program will be accomplished in the order or in the time frame set forth. We reserve the right to modify the research and development program. We may not succeed in developing commercially viable products from our technologies. Also, our research and development efforts are aimed at technology that will enable certain medical procedures and biomedical devices to become safe and compatible with MRI diagnostics. If MRI diagnostics are replaced by the healthcare industry, our technology and products, if any, may become obsolete. If we are not successful in developing commercially viable products or if such products become obsolete, our ability to generate revenues from our technologies will be severely limited. This would result in the loss of all or part of your investment.

WE MAY NOT BE ABLE TO DEVELOP A MARKET FOR OUR TECHNOLOGY, WHICH WILL MOST LIKELY CAUSE OUR STOCK PRICE TO DECLINE.

The demand and price for our technology and related products will be based upon the existence of markets for the technology and products and the markets for products of others, which may utilize our technology. The extent to which we may gain a share of our intended markets will depend, in part, upon the cost effectiveness and performance of our technology and products when compared to alternative technologies, which may be conventional or heretofore unknown. If the technology or products of other companies provide more cost-effective alternatives or otherwise outperform our technology or products, the demand for our technology or products may be adversely affected. Our success will be dependent upon market acceptance of our technology and related products. Failure of our technology to achieve and maintain meaningful levels of market acceptance would materially and adversely affect our business, financial condition, results of operations and market penetration. This would likely cause our stock price to decline.

IF WE ARE NOT ABLE TO COMPETE EFFECTIVELY IN THE COMPETITIVE MEDICAL DEVICE INDUSTRY, OUR FUTURE GROWTH AND OPERATING RESULTS WILL SUFFER.

Our future success depends on our ability to compete effectively with manufacturers of medical devices, including major manufacturers of pacemakers and other implantable devices that may have internal development programs. We are an early-stage research and development company engaged exclusively in developing our initial technologies. Products using our technologies have not yet been commercialized and we have generated no material revenue from operations. As a result, we may have difficulty competing with larger, established medical device companies. Most of our potential competitors will be established, well-known companies that have:

      o     substantially greater financial, technical and marketing resources;

      o     larger customer bases;

      o     better name recognition;

      o     related product offerings; and

      o     larger marketing areas.

Companies such as Medtronic Incorporated, Guidant Corporation, St. Jude Medical, Boston Scientific Corporation and Johnson & Johnson are major, international providers of active medical devices currently contraindicated for MRI. Because these companies may possibly develop MRI safe solutions for their own product lines, they may ultimately be in competition with us. These companies represent a wide array of medical devices and products, technologies and approaches. All of these companies have more resources than we do and, therefore, a greater opportunity to develop comparable products and bring those products to market more efficiently than we can. If we do not compete effectively with current and future competitors, our future growth and operating results will be adversely affected.

WE MAY NOT BE ABLE TO OBTAIN NECESSARY GOVERNMENT APPROVAL TO MARKET OUR TECHNOLOGY WHICH WILL MOST LIKELY CAUSE OUR STOCK PRICE TO DECLINE AND OUR BUSINESS TO FAIL.

Our marketing partners must obtain the approval of the U.S. Food and Drug Administration in order to market our MRI-safe technology. If these approvals are not obtained, or are significantly delayed, our ability to generate revenues may be adversely affected and our development and marketing efforts inhibited. This would most likely cause our stock price to decline and result in the loss of all or part of your investment.

WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS AND WE MAY INFRINGE THE PROPRIETARY RIGHTS OF OTHERS. OUR INABILITY TO PROTECT OUR RIGHTS COULD IMPAIR OUR BUSINESS AND CAUSE US TO INCUR SUBSTANTIAL EXPENSE TO ENFORCE OUR RIGHTS.

Proprietary rights are critically important to us. We have exclusive licenses to four issued U.S. patents for MRI safety-related technology and multiple patents pending. Biophan now holds or has been licensed to use and sublicense a total of 156 U.S. patents, licenses, or applications. This total includes 50 issued U.S. patents, 8 recently-allowed applications that we expect to have issued as patents in the near future, and 98 pending applications at various stages of examination at the U.S. Patent and Trademark Office. In addition, there are 57 international patents pending. Although we intend to aggressively pursue additional patent protection for our technologies as we continue to develop them, we cannot assure you that any additional patents will be issued. Although we will seek to defend our patents and to protect our other proprietary rights, our actions may be inadequate to protect our patents and other proprietary rights from infringement by others, or to prevent others from claiming infringement by us of their patents and other proprietary rights.

Policing unauthorized use of our technology is difficult, and some foreign laws do not provide the same level of protection as U.S. laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or patents that we may obtain, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and have a material adverse effect on our future operating results.

BECAUSE TWO OF OUR DIRECTORS ARE EQUITY OWNERS AND MANAGERS OF BIOMED SOLUTIONS, LLC, A SIGNIFICANT SHAREHOLDER OF BIOPHAN, THERE MAY BE CONFLICTS OF INTEREST.

Michael L. Weiner, our President, CEO and director, is the Manager and a 24.3% beneficial owner of Biomed, a company engaged in the business of identifying and acquiring technologies in the biomedical field for exploitation. Mr. Weiner and Ross Kenzie, also a director of Biophan, make up the Biomed Board of Members. Biomed is a selling stockholder in this offering and, following the offering, will continue to be the beneficial owner of approximately 8.70% of our outstanding Common Stock. Mr. Weiner is also the Manager and 42.3% equity member of Technology Innovations, LLC, which is a 57% equity member of Biomed. Further, Mr. Weiner is on the board of Nanoset, LLC, an entity owned in part by Biomed and with which we have entered into a technology license agreement, and Myotech, LLC, an entity in which Biomed is a 25% owner. Messrs. Weiner and Kenzie are also on the Board of NaturalNano, Inc., the principal owner of which is Technology Innovations, LLC. NaturalNano has entered into a research and development agreement with us for drug eluting technology.

Because of the nature of our business and the business of these other entities, the relationships of Messrs. Weiner and Kenzie with these other entities may give rise to conflicts of interest with respect to certain matters affecting us. All potential conflicts may not be resolved in a manner that is favorable to us. We believe it is impossible to predict the precise circumstances under which future potential conflicts may arise and therefore intend to address potential conflicts on a case-by-case basis. Under Nevada law, directors have a fiduciary duty to act in good faith and with a view to the best interests of the corporation.

                           FORWARD LOOKING STATEMENTS

This prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Act of 1995. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future operating results, financial position, and business strategy, expectations regarding our growth and the growth of the industry in which we operate, and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

Market data and forecasts used in this prospectus, have been obtained from independent industry sources, unless otherwise noted. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where You Can Find More Information."

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of Common Stock by the selling stockholders. However, we did receive proceeds from the issuance in private placement transactions of certain of the shares being offered by the selling stockholders and will receive the proceeds from sales to certain other of the selling stockholders of other shares included in this offering should such sales occur. Specifically, we issued 1,653,193 shares of Common Stock on August 2, 2005 to Boston Scientific Scimed, Inc. at a price of $3.0245 per share for an aggregate consideration of $5,000,000 and 480,899 shares of Common Stock on August 31, 2005 to Biomed Solutions, LLC at a price of $2.12 per share for an aggregate consideration of $1,019,507. In addition, if we issue the entire 10,000,000 shares of Common Stock issuable to SBI Brightline XI, LLC, we will receive the amount of $30,000,000, yielding a weighted average price of $3.00 per share. We will receive up to $500,000 in consideration if Biomed Solutions, LLC elects to convert the remaining outstanding principal amount of its debt and an aggregate amount of $1,353,000 if all of the warrants held by selling stockholders are exercised.

                              SELLING STOCKHOLDERS

We are registering for resale a total of up to 13,281,692 shares of Common Stock held by the selling stockholders or issuable pursuant to warrants, convertible notes or other rights held by the selling stockholders. The selling stockholders are:

      o SBI Brightline XI, LLC, which may acquire up to 10,000,000 shares of our Common Stock pursuant to a Stock Purchase Agreement dated May 27, 2005 (as amended);

      o Boston Scientific Scimed, Inc., which acquired 1,653,193 shares of our Common Stock pursuant to an Investment Agreement dated June 30, 2005;

      o Biomed Solutions, LLC, which acquired 480,899 shares of our Common Stock and which may acquire up to 728,310 additional shares of our Common Stock pursuant to a Convertible Promissory Note and Warrants in connection with a $2 million Line of Credit Agreement dated May 27, 2005 (assuming that the $500,000 principal amount currently outstanding is converted into 228,310 shares of our Common Stock);

      o Two (2) entities, each of which were issued 100,000 shares of our Common Stock in connection with our acquisition of Biophan Europe, GmbH; and

      o Thirteen (13) individuals, who have the right to acquire an aggregate of 219,290 shares of our Common Stock upon exercise of outstanding Warrants.

Stock Purchase Agreement with SBI Brightline XI, LLC

On May 27, 2005, we entered into a stock purchase agreement with SBI Brightline XI, LLC that obligates SBI to purchase, upon our election, up to 10,000,000 shares of our Common Stock for an aggregate purchase price of $30 million. At our election, we may sell the shares to SBI in 10 tranches that must be sold in the following order:

                                   Number of                    Purchase Price
                                    Shares                        Per Share
                                    ------                        ---------
      Tranche 1                    1,000,000                        $2.00
      Tranche 2                    1,000,000                        $2.00
      Tranche 3                    1,000,000                        $2.00
      Tranche 4                    1,000,000                        $2.50
      Tranche 5                    1,000,000                        $3.00
      Tranche 6                    1,000,000                        $3.25
      Tranche 7                    1,000,000                        $3.25
      Tranche 8                    1,000,000                        $4.00
      Tranche 9                    1,000,000                        $4.00
      Tranche 10                   1,000,000                        $4.00

Except for the requirement to sell the tranches in order and the requirement that the resale of the shares be registered as described below, there is no limitation on when we may require SBI to purchase the shares included in any tranche. We are not obligated to sell any shares to SBI unless and until we make an election to do so. If we sell all the shares to SBI, the shares will be sold at a weighted average purchase price of $3.00 per share. SBI is not obligated to purchase shares pursuant to the Stock Purchase Agreement unless the resale of the shares by SBI is registered under the Securities Act of 1933. We expect to exercise our right to sell shares to SBI when and as we deem necessary to fund our ongoing business operations and development activities, based on our cash requirements, revenues from operations, third party research support, licenses and potential strategic investments, and the availability of debt or equity financing from other sources on more favorable terms.

On January 8, 2006, we amended the Stock Purchase Agreement to remove any ambiguity regarding the date and time at which SBI is obligated to purchase shares under the Stock Purchase Agreement.

Investment Agreement with Boston Scientific Scimed, Inc.

On June 30, 2005, we entered into a License Agreement and an Investment Agreement with Boston Scientific Scimed, Inc.("BSS"). The Investment Agreement called for the purchase by BSS of shares of our Common Stock for a total purchase price of $5 million at a purchase price per share equal to 110% of the average of the closing price for the 30 calendar-day period prior to the closing. On August 2, 2005, following the satisfaction of certain conditions, we issued to BSS 1,653,193 shares at a purchase price of $3.02 per share. The Investment Agreement requires us to file a registration statement with the Securities and Exchange Commission to register the shares for resale by BSS.

Outstanding Convertible Debt and Accompanying Warrants Held by Biomed Solutions, LLC

On May 27, 2005, we entered into an unsecured loan agreement with Biomed Solutions, LLC, a related company, whereby Biomed agreed to provide us with a line of credit facility of up to $2 million. Borrowings under the line bear interest at 8% per annum (compounded monthly) and are payable on demand on or after November 27, 2005. In June 2005 the entire facility was drawn down. The outstanding principal and interest are convertible into shares of our Common Stock at 90% of the average market closing price per share of our Common Stock for the 20 trading days preceding the date of borrowings under the line ($2.12 per share for the first $1 million and $2.19 per share for the second $1 million). Additionally, Biomed received pro-rata warrant coverage of 500,000 shares, with the warrants priced at 110% of the average market closing price per share of our Common Stock for the 20 trading days preceding the date of execution of the loan agreement ($2.49 per share). On August 31, 2005, Biomed elected to convert $1,000,000 of the outstanding debt plus accrued interest into 480,899 shares of our Common Stock. On October 7, 2005, we repaid $500,000 of the outstanding debt plus the entire accrued interest to date, leaving an outstanding principal balance of $500,000. The loan agreement requires us to use our best efforts to include the shares issued and issuable upon conversion of the loan in any registration statement we file covering resale of shares of our Common Stock. Biomed is the beneficial owner of 6,565,065 shares of our Common Stock (assuming conversion of the outstanding convertible debt and the exercise of the warrants). Michael Weiner, our President and CEO and a member of our Board of Directors, is, through his ownership of a membership interest in Technology Innovations LLC, the principal owner of Biomed, the indirect owner of approximately 24.36% of Biomed. Mr. Weiner and another member of our Board of Directors, Ross B. Kenzie, constitute the Board of Members of Biomed.

Other Transactions Involving Selling Stockholders

Pursuant to a stock purchase agreement dated October 1, 2003, we issued and sold to SBI Brightline Consulting, LLC ("SBI Consulting") an aggregate of 11,000,000 shares of our Common Stock for an aggregate purchase price of $2.9 million, which shares were subsequently resold to the public by SBI Consulting. SBI Consulting is an affiliate of SBI Brightline XI, LLC, a selling stockholder in this offering.

On February 5, 2004, we entered into a further stock purchase agreement with SBI Consulting that obligated SBI Consulting to purchase, at our election, up to 17,750,000 shares of our Common Stock at purchase prices ranging from $0.60 to $2.00 per share. We issued and sold 6,000,000 shares to SBI Consulting pursuant to the 2004 stock purchase agreement, which shares were subsequently resold to the public by SBI Consulting. In connection with our May 27, 2005 stock purchase agreement with SBI Brightline XI, LLC, which provides for the sale of up to 10,000,000 shares of our Common Stock at purchase prices ranging from $2.00 to $4.00 per share, we terminated the 2004 stock purchase agreement with SBI Consulting.

In connection with our acquisition of certain intellectual property rights from Biomed Solutions, LLC on December 1, 2000, we owed Biomed $500,000 under a transfer agreement. Also, in June 2002 we entered into a line of credit with Biomed that provided for borrowings of up to $250,000. The line of credit was subsequently increased to provide for borrowings of up to $350,000. The transfer agreement and the line of credit contained provisions making our payment obligations convertible into shares of our Common Stock at a price of $0.10 per share. On February 10, 2004, the following transactions occurred:

            We paid to Biomed all accrued and unpaid interest due under the transfer agreement and the line of credit;

            Biomed sold, at a premium over face value, its rights with respect to $300,000 of the $500,000 due under the transfer agreement to SBI Consulting, which converted those rights into 3,000,000 shares of our Common Stock;

            Biomed sold, at a premium over face value, its rights with respect to $50,000 due under the line of credit to an independent third party who converted those rights into 500,000 shares of our Common Stock;

            Biomed exercised its right to convert the balance of our obligations under the transfer agreement and the line of credit into 3,513,000 shares of our Common Stock;

            Biomed released all of the collateral securing our obligations under the transfer agreement and the line of credit was terminated; and

            We entered into a registration rights agreement with Biomed and SBI Consulting obligating us to register the resale by Biomed and SBI of the 6,513,000 shares of our Common Stock issued upon the conversion of our obligations under the note and line of credit.

            On January 24, 2006, we entered into a Line of Credit Agreement (the "Line of Credit Agreement") with Biomed Solutions, LLC, a New York limited liability company ("Biomed"), pursuant to which Biomed has committed to make advances to us, in an aggregate amount of up to $5,000,000.

            Under the Line of Credit Agreement, advances may be drawn down in such amounts and at such times as we determine upon 15 days' prior notice to Biomed, except that we may not draw down more than $1,500,000 in any 30-day period. As of May 12, 2006, we had borrowed an aggregate of $3,450,000 under the Line of Credit Agreement. We are obligated to utilize the entire credit facility. Amounts borrowed will bear interest at the rate of 8% per annum and are convertible into shares of our Common Stock at the rate of $1.46 per share. Any amounts drawn down and repaid may be reborrowed at any time (subject to a requirement of 15 days' notice and the limitation that not more than $1,500,000 may be drawn down during any 30-day period). Biomed's obligation to lend to us under the Line of Credit Agreement expires on June 30, 2007, on which date the entire amount borrowed by us (and not converted into shares of our Common Stock) becomes due and payable. Our obligations with respect to borrowings under the credit facility are governed by a Convertible Promissory Note issued by us to Biomed on January 24, 2006.

            In connection with the establishment of the credit facility under the Line of Credit Agreement, on January 24, 2006 we issued to Biomed a Stock Purchase Warrant (the "Warrant") entitling Biomed to purchase up to 1,198,630 shares of our Common Stock at an exercise price of $1.89 per share. Biomed's purchase rights under the Warrant expire on January 23, 2011.

            On January 24, 2006, Biomed sold to SBI Brightline, LLC, in a privately negotiated transaction, an aggregate of 4,000,000 shares of our Common Stock and transferred to SBI Brightline, LLC warrants for the purchase of an aggregate of 1,180,000 shares of our Common Stock.

            The table below sets forth, to the Company's knowledge, the following information regarding each selling stockholder as of May 15, 2006:

      o     The name of the selling stockholder;

      o The number of shares of our Common Stock owned by the selling stockholder on the date of this prospectus prior to the offering for resale of any of the shares being registered by the registration statement of which this prospectus is a part;

      o The number of shares of our Common Stock that may be offered for resale by the selling stockholder pursuant to this prospectus;

      o The number of shares of our Common Stock to be held by the selling stockholder after the resale of the offered shares; and

      o The percent of the outstanding shares of our Common Stock to be held by the selling stockholder after the resale of the offered shares.

                                     Beneficial Ownership Prior to Offering         Beneficial Ownership After Offering
Name of Beneficial Owner            Number of Shares       Shares to be Sold     Number of Shares (1) Percent of Class (2)
------------------------            ----------------       -----------------     -------------------- --------------------
SBI Brightline XI, LLC (3)           10,000,000            10,000,000                        0                     --
Boston Scientific Scimed, Inc.(4)     1,653,193             1,653,193                        0                     --
Biomed Solutions, LLC (5)             4,792,487    (6)(7)   1,209,209    (6)         3,583,278 (7)               3.74%
Robert E. Brown                          21,341    (8)         17,385    (8)             3,956                     *
Ralph J. Code                            21,341    (8)         17,385    (8)             3,956                     *
Catherine A. Foerster                    12,648    (8)          8,692    (8)             3,956                     *
Michael A. Howard                        21,341    (8)         17,385    (8)             3,956                     *
Stephen Kessler                          50,000                50,000                        0                     --
Susan S. Laluk                           17,348    (8)         14,776    (8)             2,572                     *
Alan S. Lockwood                         21,341    (8)         17,385    (8)             3,956                     *
Melissa A. Mahler                        45,129    (8)         16,129    (8)            29,000                     *
Patrick M. Malgieri                      13,079    (8)         11,299    (8)             1,780                     *
James E. Metzler                         21,341    (8)         17,385    (8)             3,956                     *
Robert J. Neborsky                        8,000                 8,000                        0                     --
Charles W. Russell                        7,823    (8)          7,823    (8)                 0                     --
John M. Wilson                           19,602    (8)         15,646    (8)             3,956                     *
aMRIs Patente GmbH (9)                  100,000               100,000                        0                     --
aMRIs Patente Verwaltungs               100,000               100,000                        0                     --
GmbH & Co. KG (9)

----------

(1) Assumes that all the shares of Common Stock that may be offered hereunder are sold and the selling stockholders acquire no additional shares of our Common Stock before the completion of this offering.

(2) Based on 81,805,243 shares outstanding as of May 15, 2006, together with applicable options, warrants and other derivatives for such stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment powers with respect to shares. Shares subject to options, warrants or convertibility within 60 days after May 15, 2006 are included in the number of shares beneficially owned and are deemed outstanding for purposes of computing the percentage of ownership of the person holding such options, warrants or other derivatives, but (except for shares being sold hereunder) are not deemed outstanding for computing the percentage of any other stockholder.

(3) SBI Brightline XI, LLC is a California limited liability company owned 98% by Shelly Singhal and 2% by Robert E. Brown. Mr. Brown is also a selling stockholder for his own account. Through other entities, Mr. Singhal is the beneficial owner of an additional 2,643,200 shares of Common Stock.

(4) Boston Scientific Scimed, Inc. is a Minnesota corporation and a wholly-owned subsidiary of Boston Scientific Corporation, a publicly-held company.

(5) Michael L. Weiner, our President, CEO and director, is the Manager and, indirectly, the owner of approximately 24.36% of the outstanding equity interest in, Biomed Solutions, LLC. Mr. Weiner and Ross B. Kenzie, also a director of Biophan, make up the Biomed Board of Members. Biomed Solutions, LLC is a New York limited liability company. The members of Biomed Solutions are Technology Innovations LLC (57%) and Biophan Ventures LLC (43%). Mr. Weiner is the Manager and a 42.74% owner of Technology Innovations; the balance of the ownership interests in Technology Innovations are held directly or indirectly by 28 individuals, family partnerships and trusts. Biophan Ventures is owned by 31 individuals, family partnerships and trusts, a number of which are also indirect owners of interests in Technology Innovations. RBK LLC, a New York limited liability company, is the Manager of Biophan Ventures. Mr. Kenzie is the Manager of RBK. RBK owns, indirectly, a 1.94% interest in Technology Innovations and, directly, a 6% interest in Biophan Ventures, representing in the aggregate a 3.69% pecuniary interest in Biomed Solutions. To the best of our knowledge, no other person or entity affiliated with any of our directors, executive officers or 10% stockholders holds any beneficial interest in Biomed Solutions. As Manager of Biomed Solutions, Mr. Weiner exercises sole voting and dispositive control over the shares of Common Stock held by Biomed Solutions; he disclaims beneficial ownership of such shares except to the extent of his 24.36% pecuniary interest in Biomed Solutions.

(6) Includes (i) 480,899 shares issued on August 31, 2005 upon conversion of $1,019,506 of principal and interest under the Convertible Promissory Note dated as of May 27, 2005, (ii) 228,310 shares issuable upon conversion of the remaining $500,000 outstanding under the Convertible Promissory Note, and (iii) 500,000 shares issuable upon exercise of outstanding warrants.

(7) Includes (i) 2,208,791 shares issuable upon conversion of $3,224,835 of principal and interest under the Convertible Promissory Note dated January 24, 2006 and (ii) 1,198,630 shares issuable upon exercise of outstanding warrants.

(8) Shares to be sold are issuable upon exercise of warrants received as a result of a distribution from 900 Midtown Investments, a partnership.

(9) These entities are controlled by Drs. Michael Friebe and Andreas Melzer who are employees and minority owners of Biophan Europe GmbH, our 51% owned subsidiary. Dr. Friebe is also a member of our Board of Directors. aMRIs Patente GmbH is owned 50% by Tomovation GmbH and 50% by Dr. Melzer. Tomovation is a German company which is owned 80.8% by Dr. Friebe and 19.2% by four individuals. aMRIs Patente Verwaltungs GmbH & Co KG is owned 50% each by Dr. Friebe and Dr. Melzer.

* Less than one percent.

The information regarding the selling stockholders may change from time to time. If required, we will describe these changes in one or more prospectus supplements.

                              PLAN OF DISTRIBUTION

The selling stockholders may use this prospectus to sell the shares at any time while the prospectus is in effect, unless we have notified the selling stockholders that the prospectus is not available at that particular time. Each of the selling stockholders will determine if, when and how it will sell the shares it owns. Any sales may occur in one or more of the following types of transactions (including block transactions)and may involve one or more of the selling stockholders:

      o transactions on the OTC Bulletin Board or any other organized market or quotation system where the shares may be traded,

      o privately negotiated transactions between a selling stockholder and a purchaser,

      o     in transactions involving an underwriter, or

      o transactions effected with or through a broker-dealer acting as either agent or principal.

These transactions may involve the transfer of the shares upon exercise or settlement of put or call options, or the delivery of the shares to replace shares that were previously borrowed from another stockholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or as a result of a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling stockholders and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the selling stockholders and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from sale of these shares. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act.

Each of the selling stockholders has advised us that he, she or it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of such shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act. The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our Common Stock and activities of the selling stockholders. The selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act.

                                  LEGAL MATTERS

Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for us by Nixon Peabody LLP.

                                     EXPERTS

The consolidated financial statements appearing in the Annual Report on Form 10-K of Biophan Technologies, Inc. for the year ended February 28, 2006, have been audited by Goldstein Golub Kessler LLP, an independent registered public accounting firm, as set forth in their report thereon dated April 26, 2006, included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these reports and other information at the SEC's public reference facilities in Washington, D.C. (located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549). You can also obtain copies of these materials from the SEC's public reference section at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC also maintains a web site at http://www.sec.gov. This site contains reports, proxy and information statements and other information about companies that file these reports electronically with the SEC. Our SEC filings are also available on our website at http://www.biophan.com.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC permits us to "incorporate by reference" the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

      1.    Our Annual Report on Form 10-K for the year ended February 28, 2006;

      2. The description of our Common Stock contained in our registration statement on Form 10-SB/A, filed on July 20, 1999;

      3. The following Current Reports on Form 8-K or 8-K/A furnished or filed, as the case may be, to or with the SEC since February 28, 2006:

                Current Report (amended) filed March 23, 2006
                Current Report filed April 12, 2006
                Current Report filed April 17, 2006
                Current Report filed May 2, 2006

      4. All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered by this prospectus.

We have also filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and about our Common Stock.

We will provide a copy of these filings to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                           Biophan Technologies, Inc.
                       150 Lucius Gordon Drive, Suite 215
                         West Henrietta, New York 14586
                                 (585) 214-2441
             Attention: Darryl L. Canfield, Chief Financial Officer


You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. These securities are not offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                             ----------------------

                           Biophan Technologies, Inc.


                                13,281,692 Shares


                                  Common Stock

                             ----------------------

                                   PROSPECTUS

                             ----------------------

                                 May 18, 2006